UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              *(Amendment No. 1)

                         Charter Communications, Inc.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                  16117M107
                                (CUSIP Number)

                              December 31, 2005
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [x]  Rule 13d-1(b)
           [x]  Rule 13d-1(c)
           [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________
* This Schedule 13G is correctly noted as Amendment No. 1.  The original
Schedule 13G filed with the Securities and Exchange Commission on May 20, 2005 was incorrectly listed as Amendment No. 2.

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CUSIP No. 16117M107              SCHEDULE 13G               Page 2 of 11


 1   Name of Reporting Person                    STEELHEAD PARTNERS, LLC

     IRS Identification No. of Above Person                   91-1740598

 2   Check the Appropriate Box if a member of a Group            (a) [ ]
                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                     30,284,630
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                30,284,630
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                        30,284,630

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                 [ ]

 11   Percent of Class Represented by Amount in Row 9               7.3%

 12   Type of Reporting Person                                        IA

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CUSIP No. 16117M107              SCHEDULE 13G               Page 3 of 11


 1   Name of Reporting Person                   J-K NAVIGATOR FUND, L.P.

     IRS Identification No. of Above Person                   91-1752823

 2   Check the Appropriate Box if a member of a Group            (a) [ ]
                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                       DELAWARE

   NUMBER OF       5    Sole Voting Power                     22,067,209
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                22,067,209
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                        22,067,209

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                 [ ]

 11   Percent of Class Represented by Amount in Row 9               5.3%

 12   Type of Reporting Person                                        PN

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CUSIP No. 16117M107              SCHEDULE 13G               Page 4 of 11


 1   Name of Reporting Person                     JAMES MICHAEL JOHNSTON

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group            (a) [ ]
                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                     30,284,630
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                30,284,630
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                        30,284,630

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                 [ ]

 11   Percent of Class Represented by Amount in Row 9               7.3%

 12   Type of Reporting Person                                     IN/HC


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CUSIP No. 16117M107              SCHEDULE 13G               Page 5 of 11


 1   Name of Reporting Person                           BRIAN KATZ KLEIN

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group            (a) [ ]
                                                                 (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                  UNITED STATES

   NUMBER OF       5    Sole Voting Power                     30,284,630
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                30,284,630
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                        30,284,630

 10   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                 [ ]

 11   Percent of Class Represented by Amount in Row 9               7.3%

 12   Type of Reporting Person                                     IN/HC

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CUSIP No. 16117M107              SCHEDULE 13G               Page 6 of 11

Item 1(a).  Name of Issuer:

            Charter Communications, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            12405 Powerscourt Drive
            St. Louis, MO  63131

Item 2(a).  Names of Persons Filing:

            Steelhead Partners, LLC ("Steelhead")
            J-K Navigator Fund, L.P. ("Navigator")
            James Michael Johnston
            Brian Katz Klein

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The business address of each reporting person is 1301 First Avenue, Suite 201, Seattle, WA 98101.

Item 2(c).  Citizenship:

            Reference is made to Item 4 of pages 2, 3, 4 and 5 of this
Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Class A Common Stock

Item 2(e).  CUSIP Number:

            16117M107

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the
                Act (15 U.S.C. 78o);

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                U.S.C. 78c);

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

            (d) [ ] Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e) [x] An investment adviser in accordance with Section
                240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in
                accordance with Section 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 16117M107              SCHEDULE 13G               Page 7 of 11


            (g) [x] A parent holding company or control person in
                accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, and 5 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

            Steelhead, as general partner of Navigator, and J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the securities owned by Navigator insofar as they may be deemed to have the power to direct the voting or disposition of such securities.

            Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates (the "Securities"), and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

            Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

            The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, 4 and 5 was derived from the Issuer's Amendment No. 1 to Form S-1 Registration Statement Under the Securities Act of 1933 filed with the Securities and Exchange Commission on February 2, 2006, in which the Issuer stated that the number of shares of Class A Common Stock outstanding as of December 31, 2005 was 416,204,671.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

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CUSIP No. 16117M107              SCHEDULE 13G               Page 8 of 11


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Steelhead is filing this Schedule because, as investment manager for certain accounts in which the Securities are held, Steelhead has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  Signature

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2006         STEELHEAD PARTNERS, LLC


                                  By:/s/ James Michael Johnston
                                     __________________________
                                     James Michael Johnston
                                     Its Member-Manager


                                  JAMES MICHAEL JOHNSTON


                                  /s/ James Michael Johnston
                                  __________________________
                                  James Michael Johnston

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CUSIP No. 16117M107              SCHEDULE 13G               Page 9 of 11



                                  BRIAN KATZ KLEIN


                                  /s/ Brian Katz Klein
                                  __________________________
                                  Brian Katz Klein


            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  Signature

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2006         J-K NAVIGATOR FUND, L.P.
                                  By:  Steelhead Partners, LLC,
                                  its General Partner


                                  By:/s/ James Michael Johnston
                                     __________________________
                                     James Michael Johnston
                                     Its Member Manager


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CUSIP No. 16117M107              SCHEDULE 13G               Page 10 of 11


                                EXHIBIT INDEX


     Exhibit A             Joint Filing Undertaking               Page 11




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CUSIP No. 16117M107              SCHEDULE 13G               Page 11 of 11


                                  EXHIBIT A

                           JOINT FILING UNDERTAKING

           The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 10, 2006         STEELHEAD PARTNERS, LLC


                                  By:/s/ James Michael Johnston
                                     __________________________
                                     James Michael Johnston
                                     Its Member-Manager


                                  J-K NAVIGATOR FUND, L.P.
                                  By:  Steelhead Partners, LLC,
				       its General Partner


				  By:/s/ James Michael Johnston
				     __________________________
				     James Michael Johnston
                                     Its Member Manager


                                  JAMES MICHAEL JOHNSTON


                                  /s/ James Michael Johnston
                                  __________________________
                                  James Michael Johnston


                                  BRIAN KATZ KLEIN


                                  /s/ Brian Katz Klein
                                  __________________________
                                  Brian Katz Klein